                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549

                                    FORM 11-K

/X/ Annual report pursuant to Section 15(d) of the Securities and Exchange Act of 1934 For the fiscal year ended December 31, 1999.

/ / Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the transition period from ______ to ______

           Commission file number: 1-3122

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                                Ogden 401(k) Plan

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:


                                Ogden Corporation
                             Two Pennsylvania Plaza
                               New York, NY 10121

                                   SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Ogden 401(k) Plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.


                                           OGDEN 401(k) PLAN
                                           ADMINISTRATIVE COMMITTEE

                                           By:   /s/  WILLIAM J. METZGER
                                              ----------------------------------
                                                 William J. Metzger
                                                 Member of the Ogden 401(k) Plan
                                                 Administrative Committee


Date: June 28, 2000

                                THE OGDEN 401(k) PLAN

                                FINANCIAL STATEMENTS FOR THE YEARS ENDED
                                DECEMBER 31, 1999 AND 1998, AND
                                INDEPENDENT AUDITORS' REPORT

THE OGDEN 401(k) PLAN

TABLE OF CONTENTS
--------------------------------------------------------------------------------


                                                                         PAGE

INDEPENDENT AUDITORS' REPORT                                               1

FINANCIAL STATEMENTS FOR THE YEARS ENDED
   DECEMBER 31, 1999 AND 1998:

   Statements of Net Assets Available for Benefits                         2

   Statements of Changes in Net Assets Available for Benefits              3

   Notes to Financial Statements                                          4-9

SUPPLEMENTAL SCHEDULES FOR THE
   YEAR ENDED DECEMBER 31, 1999:

   Item 27(a) - Schedule of Assets Held for Investment Purposes           10

   Item 27(d) - Schedule of Reportable Transactions                       11


INDEPENDENT AUDITORS' REPORT

The Ogden 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of The Ogden 401(k) Plan (the "Plan") as of December 31, 1999 and 1998, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1999 and 1998, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 1999 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


Deloitte & Touche LLP
New York, New York
June 23, 2000

THE OGDEN 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------


                                           1999                1998
ASSETS:
  Investments (See Note 3)             $107,387,258        $149,686,586

  Receivables:
    Employer contributions                  266,289             238,592
    Participant contributions               135,871             548,059
                                       ------------        ------------

           Total receivables                402,160             786,651
                                       ------------        ------------

NET ASSETS AVAILABLE FOR BENEFITS      $107,789,418        $150,473,237
                                       ============        ============



See accompanying notes to financial statements.

THE OGDEN 401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------


                                                                         1999            1998
ADDITIONS:
  Additions to net assets attributed to:
    Investment income:
      Net appreciation in fair value of investments (See Note 3)      $ 13,152,664    $  9,005,029
      Interest and dividends                                             2,504,354       7,811,586
                                                                      ------------    ------------

                                                                        15,657,018      16,816,615
                                                                      ------------    ------------

  Contributions:
    Participant                                                          3,594,069       7,099,207
    Employer                                                             1,840,161       2,997,193
    Rollover                                                                89,096         470,941
                                                                      ------------    ------------

                                                                         5,523,326      10,567,341
                                                                      ------------    ------------

      Total additions                                                   21,180,344      27,383,956
                                                                      ------------    ------------

DEDUCTIONS:
  Deductions from net assets attributed to:
    Benefits paid to participants                                      (24,200,159)    (16,150,725)
    Administrative expenses                                                (78,035)       (104,690)
    Net transfer (to) from other plans                                 (39,585,969)    (11,568,961)
                                                                      ------------    ------------

      Total deductions                                                 (63,864,163)    (27,824,376)
                                                                      ------------    ------------

NET DECREASE IN NET ASSETS
  AVAILABLE FOR BENEFITS                                               (42,683,819)       (440,420)
                                                                      ------------    ------------

NET ASSETS AVAILABLE FOR BENEFITS,
  BEGINNING OF YEAR                                                    150,473,237     150,913,657
                                                                      ------------    ------------

NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR                        $107,789,418    $150,473,237
                                                                      ============    ============



See accompanying notes to financial statements.

THE OGDEN 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------

1.    DESCRIPTION OF THE PLAN

      The following is a brief description of The Ogden 401(k) Plan ("the Plan"). Participants should refer to the Plan document for more complete information.

      a. GENERAL INFORMATION - Effective June 3, 1996, the Company changed the Plan name from the Ogden Profit Sharing Plan to The Ogden 401(k) Plan. The Plan is an employee savings plan providing for both employer and employee contributions. The Plan was established as the Ogden Food Service Corporation Savings and Security Plan by Ogden Food Service Corporation on January 1, 1982. The Plan was amended and restated effective January 1, 1991 to conform with the Tax Reform Act of 1986.

            Subsequently, the Company amended and restated the Plan again to comply with the requirements of:

            -     The Omnibus Reconciliation Act of 1993

            -     The Unemployment Compensation Amendment of 1992

            -     Applicable revenue rulings and notices thereunder

            -     Miscellaneous administrative policies and procedures

            Other amendments have been made since the Plan's inception to reflect changes in the Plan name and participating Ogden subsidiaries and affiliates adopting the Plan. Participating companies in the Plan include:

            -     Ogden Services Corporation (the Sponsor of the Plan);

            -     Ogden Management Services, Inc.;

            - All subsidiaries and affiliates of the participating companies which adopt the Plan.

            Effective January 1, 1999, the Plan was amended as a result of several administrative and plan design changes. The sponsor of the Plan, Ogden Services Corporation (the "Company"), determined that it would be in the best interest of Ogden Resource Recovery Support Services, Inc. and ADT Global Services, Inc. (collectively, "Prior Participating Companies"), and their employees, to establish separate defined contribution plans. Effective January 1, 1999, the Plan assets of the Prior Participating Companies were transferred from the Plan to the Resource Recovery 401(k) Plan and ADT Global Services 401(k) Plan, respectively.

      b. ADMINISTRATION OF THE PLAN - Administrative and Investment Committees are appointed by the Board of Directors (the "Board") of Ogden Services Corporation (the "Company") and serve as fiduciaries of the Plan. The Administrative Committee has responsibility for administering the Plan, and the Investment Committee has responsibility for reviewing the performance of the Plan's investments. Costs related to the administration of the Plan may be paid out of Plan assets if the Company does not pay such expenses directly.

      c. PARTICIPATION - Full-time and part-time employees of participating companies who are not covered under a collective bargaining agreement with a recognized union and have attained age 21 are eligible to participate in the Plan on the first day of the calendar month following the date he or she has completed twelve months of employment and 1,000 hours of service.

      d. CONTRIBUTIONS - Participants may elect to contribute to the Plan from one to fifteen percent of their annual compensation on a pre-tax basis. For 1999 and 1998, participant pre-tax contributions could not exceed $10,000. The Company matches 100 percent up to the first 3 percent of a participant's annual compensation which is invested based on participant investment elections. On January 1, 1999, the Company implemented an additional company match of 50 percent up to the next 2 percent of a participant's annual compensation in Ogden Stock for participants who are eligible and who elect to contribute. Plan participants can reallocate the Company's Ogden Stock contributions to different investment elections at age 55 or older.

            A participant's elective contributions and Company contributions are invested, at the direction of the participant, in accordance with one of the following options:

            -     100 percent in one of the Investment Funds; or

            - in more than one Investment Fund allocated in multiples of 1 percent.

            If a participant does not make such an election, he or she is deemed to have elected investment in the Government Securities Fund.

      e. LOANS TO PARTICIPANTS - Loans are made to participants at a minimum of $500 and up to the lesser of 50 percent of the vested balance or $50,000 not to exceed the limitations of the Tax Reform Act of 1986. The terms of the loans are a minimum of 6 months and a maximum of 5 years or 60 months (10 year maximum on loans for a primary residence). Participants are prohibited from borrowing funds accumulated in the Stock Fund. The maximum number of loans outstanding at one time for an employee is two. The interest rate charged is The Wall Street Journal's prime rate plus 1 percent.

      f. VESTING - Employees eligible to participate in the Plan on December 31, 1990 remain 100 percent vested in all past and future Company contributions. Employees eligible to participate in the Plan after December 31, 1990 become 100 percent vested in Company contributions after 5 years of service.

            Participant contributions are immediately 100 percent vested.

      g. RETIREMENT DATES - A participant's normal retirement date is the participant's sixty-fifth birthday. A participant may elect early retirement at age 55 with 10 years of credited service.

      h.    FORM OF BENEFITS - Benefits are paid in one lump sum.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      The accounting and reporting policies followed in the preparation of the financial statements of the Plan are in conformity with generally accepted accounting principles. The following is a description of the more significant of these policies:

      a. INVESTMENT FUNDS - Effective June 3, 1996, the Plan retained the American Express Trust Company to serve as the Trustee (the "Trustee") of the Plan's assets. Prior to this date, the Plan's assets were held in a master trust by the Bank of New York Trust Company (the "Predecessor Trustee") as trustee for the benefit of various Ogden Corporation subsidiary plans. During 1999 and 1998, the Plan included the following funds in which participants could elect to invest their Plan assets:

            - OGDEN STOCK FUND ("Stock Fund") - Investments in common stock of Ogden Corporation, but does maintain a small cash balance invested in a money market fund for liquidity purposes.

            - FIDUCIARY CAPITAL MANAGEMENT FIXED INCOME FUND ("FIXED INCOME FUND") - Investment contracts with insurance companies and banks which provide for a guaranteed return on principal invested over a specified time period.

            - AMERICAN EXPRESS EQUITY INDEX FUND II ("AMEX EQUITY FUND") - Investments in a collective trust consisting of a diversified portfolio of equity securities.

            - AXP MUTUAL FUND BALANCED PORTFOLIO ("AXP MUTUAL FUND") - Investments in a mutual fund consisting primarily of common stock, preferred stock and debt securities.

            - TEMPLETON FOREIGN FUND ("TEMPLETON FUND") - Investments in a mutual fund consisting primarily of established, non-U.S. companies.

            - AXP GROWTH FUND ("AXP GROWTH FUND") - Investments in a mutual fund seeking to provide long-term growth of capital primarily in growth, improving, and technology companies.

            - AXP NEW DIMENSIONS FUND ("AXP DIMENSIONS FUND") - Investments in a mutual fund which invests primarily in common stocks of U.S. and foreign companies in which economic and technical changes may take place.

            - AET U.S. GOVERNMENT SECURITIES FUND II ("GOVERNMENT SECURITIES FUND") - Investments in a collective money market fund, managed to provide maximum current income consistent with conserving capital and maintaining high liquidity.

      b. INVESTMENT VALUATION - Investments in securities listed on national securities exchanges are valued at the closing composite prices published for the last business day of the year. Other investments in securities are stated at fair value as determined by the Trustee. Investments in guaranteed investment contracts included in the Fixed Income Fund are stated at cost plus accrued income.

      c. INVESTMENT TRANSACTIONS AND INVESTMENT INCOME - Investment transactions are accounted for on the date purchases or sales are executed. Unrealized gains and losses are determined based on the fair market value of assets at the beginning of the Plan year. Dividend income is accounted for on the ex-dividend date. Interest income is recorded on the accrual basis as earned.

      d. USE OF ESTIMATES - The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

      e. ADOPTION OF NEW ACCOUNTING PRONOUNCEMENT - On September 15, 1999, the Accounting Standards Executive Committee issued Statement of Position 99-3, "Accounting for Defined Contribution Benefit Plan Investments and Other Disclosure Matters" ("SOP 99-3"), which eliminates the previous requirement for a defined contribution plan to present investments by general type for participant-directed investments in the statement of net asset available for benefits, total number of units and the net assets value per unit during the period. SOP 99-3 is effective for plan years beginning after December 15, 1999, however early adoption is encouraged. The plan elected early adoption of SOP 99-3 for the year ended December 31, 1999.

3.       INVESTMENTS

         The following is a summary of the Plan's investments held by the Trustee at December 31, 1999 and 1998 that represent 5 percent or more of the Plan's net assets:

                                                                                            1999                1998
         Investments at fair value as determined by quoted
           market price:
           Stock Fund                                                                   $  3,606,664*       $ 10,337,537*
           AXP Growth Fund                                                                24,159,996          27,022,252
           AMEX Equity Fund                                                               23,542,401          35,826,602
           AXP Balanced Fund                                                               6,907,765          11,622,492
           Templeton Fund                                                                  5,365,653           5,832,048
           AXP Dimensions Fund                                                             4,416,582           3,593,910
           Government Securities Fund                                                      9,114,640          12,434,543
         Investments at contract value as determined by
           the Trustee - Fixed Income Fund                                                27,947,227          37,257,615
         Investments at estimated fair value as determined by
           the Trustee - Loan Fund                                                         2,326,330           5,759,587
                                                                                      --------------        -------------

         Total Plan investments held by the Trustee                                     $107,387,258        $149,686,586
                                                                                      ==============        =============

         *Nonparticipant-directed

         Loans to participants at December 31, 1999 and 1998, which comprise the Loan Fund, are reported at cost which approximates fair value.

      The Fixed Income Fund primarily invests in investment contracts providing a guaranteed return on principal invested over a specified time period. The crediting interest rates at December 31, 1999 and 1998 for the various investment contracts ranged from 7.74% to 4.82% and 8.16% to 4.82%, respectively. The average yields of the Fixed Income Fund for the years ended December 31, 1999 and 1998 were 6.91% and 7.17%, respectively. All investment contracts in the Fixed Income Fund are fully benefit-responsive and are recorded at contract value which equals principal plus accrued interest. If the investment contracts were reported at fair value, the investment contracts in the Fixed Income Fund would have approximated $7,346,721 at December 31, 1999.

4.    NON-PARTICIPANT DIRECTED INVESTMENTS

      Information about the net assets and significant components of the changes in net assets relating to the nonparticipant-directed investments for the years ended December 31, 1999 and 1998 is as follows:


                                                                                          1999               1998
      Net assets:
        Stock fund                                                                   $   3,606,664        $ 10,337,537
                                                                                     =============     ===============
      Change in net assets:
        Contributions                                                                  $   662,007        $    696,538
        Interest and dividends                                                             300,875             565,113
        Net realized and unrealized (depreciation) of assets                            (3,311,400)         (1,385,827)
        Distributions to participants                                                     (683,184)         (1,530,987)
        Expenses                                                                            (5,746)             (8,969)
        Transfers                                                                       (3,693,425)           (232,611)
                                                                                     -------------     ---------------
                                                                                       $(6,730,873)       $ (1,896,743)
                                                                                     =============     ===============


5.    PLAN TERMINATION

      The Company expects to continue the Plan indefinitely, but reserves the right to modify, suspend or terminate the Plan at any time, which includes the right to vary the amount of, or to terminate, the Company's contributions to the Plan. In no event shall assets of the Plan be used for any purpose other than to benefit participants or beneficiaries. In the event of the Plan's termination or discontinuance of contributions thereunder, the interest of each participant to benefits accrued to such date, to the extent then funded, is fully vested and nonforfeitable.

      In September 1999, Ogden Corporation, the parent of the Company adopted a plan to dispose of its Aviation and Entertainment businesses.

6.    TAX STATUS

      The Internal Revenue Service has determined and informed the Company by letter dated June 14, 1995 that the Plan and related trust are designed in accordance with the applicable sections of the Internal Revenue Code (the "Code"). The Plan Administrator believes that the plan is currently being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

7.    SALES OF PARTICIPATING COMPANIES

      During June of 1998, the Plan sponsor, Ogden Services Corporation, sold the in-flight catering business. Some of the participants in the Plan were employees of such business and became employees of the purchaser. During September of 1999, the participant accounts of affected employees were transferred to another plan sponsored by the purchaser.

                                     ******

THE OGDEN 401(k) PLAN

FORM 5500 ITEM 27(a)
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1999

------------------------------------------------------------------------------------------------------------------------


                                                                                                          MARKET
           DESCRIPTION OF INVESTMENTS                                                                      VALUE

General Investments:
  FCM Fixed Income Fund                                                                                    $ 27,947,227
  Ogden Company Stock Fund                                                                                    3,606,664
  AET US Government SEC II                                                                                    9,114,640
  AET Equity Index II                                                                                        23,542,401
  Participant promissory notes                                                                                2,326,330
                                                                                                         --------------
Total General Investments                                                                                    66,537,262
                                                                                                         --------------
Regulated Investment Companies:
  AXP Growth Fund                                                                                            24,159,996
  AXP Mutual Fund                                                                                             6,907,765
  AXP New Dimensions Fund                                                                                     4,416,582
  Templeton Foreign Fund                                                                                      5,365,653
                                                                                                         --------------
Total Regulated Investment Companies                                                                         40,849,996
                                                                                                         --------------

GRAND TOTAL                                                                                                $107,387,258
                                                                                                         ==============

THE OGDEN 401(K) PLAN

FORM 5500 ITEM 27(d)
SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED DECEMBER 31, 1999

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